UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Molycorp, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

608753 109

(CUSIP Number)

Catherine J. Boggs

Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608753 109	Schedule 13D	Page 2 of 7

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,933,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,933,340
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,933,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,933,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,933,340
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,933,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA IV GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,933,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,933,340
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,933,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 5 of 7

Item 1.	Security and Issuer.

This Amendment No. 7 to the statement on Schedule 13D (“Amendment No. 7”) amends and supplements Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the statement on Schedule 13D first filed by the Reporting Persons (as defined in Item 2 below) on August 3, 2010 (the “Schedule 13D”), and relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”), whose principal place of business is located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund IV L.P. (“RCF IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF IV is investments.

b.	Resource Capital Associates IV L.P. (“Associates IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates IV is the general partner of RCF IV. The principal business of Associates IV is to act as the general partner of RCF IV.

c.	RCA IV GP L.L.C. (“RCA IV”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA IV is the general partner of Associates IV. The principal business of RCA IV is to act as the general partner of Associates IV.

The members of RCA IV are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements and Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA IV is directed by the officers of the general partner. The Principals serve as executive officers. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements and Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements and Tuten and Ms. Croasdale is serving as a senior executive of the Resource Capital Funds (which include RCF IV).

RCF IV and Associates IV are Cayman Islands exempted limited partnerships.

RCA IV is a Delaware limited liability company.

Messrs. Bennett, Bhappu and Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

CUSIP No. 608753 109	Schedule 13D	Page 6 of 7

Pursuant to a prospectus supplement filed by the Company with the Securities and Exchange Commission on April 4, 2014, the Reporting Persons registered the sale from time to time of 12,343,863 shares of Company common stock owned by RCF IV and RCF V (defined below). On dates ranging from May 22, 2014 to June 13, 2014, RCF IV and RCF V, collectively, have sold an aggregate of 6,082,009 shares of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

As of June 13, 2014, RCF IV owns 6,933,340 shares of Common Stock. Based on the foregoing, RCF IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.8% of the issued and outstanding Common Stock of the Company.

As of June 13, 2014, Associates IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.8% of the issued and outstanding Common Stock of the Company.

As of June 13, 2014, RCA IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.8% of the issued and outstanding Common Stock of the Company.

The percentage of beneficial ownership referenced above is calculated based upon 244,712,409 shares of the Common Stock of the Company outstanding as of May 1, 2014, as reported by the Company in its proxy statement dated May 13, 2014 filed by the Company with the SEC on May 13, 2014.

The members of RCA IV identified in Item 2 above are also the members of RCA V GP Ltd., a Cayman Islands exempted company (“RCA V”). RCA V’s principal business is to act as the general partner of Resource Capital Associates V L.P., a Cayman Islands exempted limited partnership (“Associates V”). The principal business of Associates V is to act as the general partner of Resource Capital Fund V, L.P., a Cayman Islands exempted limited partnership (“RCF V”). As a consequence of sales of 1,972,744 shares of Molycorp Common Stock by RCF V, as of June 13, 2014, RCF V owns 3,328,514 shares of Common Stock of the Company and beneficially owns an additional 416,666 shares of Company common stock issuable on conversion of $5.0 million aggregate principal amount of the Company’s 6% Convertible Senior Notes due 2017. Based on the foregoing, each of RCF V, Associates V and RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.5% of the issued and outstanding Common Stock of the Company. In addition, the members of RCA IV identified above own interests in RCA V in substantially the same proportion, with no member exercising voting and dispositive power over, and therefore beneficial ownership of, Common Stock of the Company held by RCF IV or RCF V, respectively. There is no arrangement, contractual or otherwise, between RCF IV, Associates IV and RCA IV, on the one hand, and RCF V, Associates V and RCA V, on the other. In light of the foregoing, none of RCF V, Associates V or RCA V is identified as a Reporting Person for purposes of this Amendment No. 7.

As a result of the foregoing sales, RCF IV and RCF V together beneficially own 10,678,520 shares of Molycorp’s outstanding Common Stock constituting 4.4% of the Common Stock of the Company.

Except as described above, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 608753 109	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2014

RCA IV GP L.L.C.

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel

RESOURCE CAPITAL ASSOCIATES IV L.P.

By:	RCA IV GP L.L.C., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel

RESOURCE CAPITAL FUND IV L.P.

By:	Resource Capital Associates IV L.P.,
General Partner

By:	RCA IV GP L.L.C., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel